                                                                    EXHIBIT 13.1


                                                            [FINANCIAL CONTENTS]


Management's Discussion and Analysis  . . . . . . .  13
Consolidated Balance Sheets . . . . . . . . . . . .  19
Consolidated Statements of Operations . . . . . . .  20
Consolidated Statements of Cash Flows . . . . . . .  21
Consolidated Statements of Stockholders' Equity . .  22
Notes to Consolidated Financial Statements  . . . .  23
Five-Year Financial Summary . . . . . . . . . . . .  30
Independent Auditors' Report  . . . . . . . . . . .  31
Directors, Officers and Corporate Information . . .  32

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
         The Company's overall performance reflects its commitment to its growth strategy of being a market leader, introducing new products and entering new markets, investing in technology and people and increasing shareholder value. The pursuit of this growth strategy was accelerated in 1993 when the Company issued shares of its common stock in an initial public offering. Proceeds from the offering enabled the Company to increase its financial flexibility and reduce debt levels. As a result of this growth strategy, the Company's revenues have grown 37% since December 31, 1992, excluding the results of the units sold by the Company during that time. On the same basis, operating income increased 56%.
         In 1993, the Company redeemed all of its $200 million principal amount 11 7/8% Subordinated Debentures. Half of this redemption was funded in August 1993 with borrowings under the Company's credit facility. The remaining $100 million redemption in December 1993 was funded primarily with proceeds from the Company's initial public offering in November 1993, which generated net proceeds of $95.3 million. In 1994, the Company further reduced its debt and funded capital expenditures and an acquisition with cash flow generated from operating activities. In addition, in May 1995, the Company's 6 1/4% Convertible Notes due 2002 in the principal amount of $20 million were converted into 2,142,857 shares of common stock, resulting in annual interest expense savings of $1.3 million. As a result of these redemptions, cash flow generated from operations and the net proceeds from the sale of the Boston community newspapers, the Company reduced its total borrowings from $394.0 million at December 31, 1992 to $220.4 million at December 31, 1995, while funding $77.6 million of capital investments and acquisitions.
         On February 4, 1996 the Company entered into a definitive agreement providing for the merger with DiMark, Inc. with a wholly owned subsidiary of Harte-Hanks in a stock-for-stock transaction. DiMark had net sales and net income of $73.4 million and $5.1 million, respectively, for the year ended February 28, 1995. For the nine months ended November 30, 1995, DiMark had net sales of $56.6 million and net income of $3.6 million. The merger is expected to be consummated in late spring 1996, subject to approval by the stockholders of both companies.
         Harte-Hanks derives the majority of its revenues from the sale of advertising and direct marketing services. In addition, the Company's newspapers generate revenues from paid circulation. The Company's newspapers, shoppers and television station operate in local markets and are affected by the strength of the local economies. As a national business, direct marketing is affected to a greater extent by general national economic trends and developments in national markets for its services and products and, to a lesser extent, in the industries that it serves. The Company's principal expense items are payroll, postage and paper. Paper prices increased in both 1994 and 1995, and the Company will experience the effects of those increases and possibly others in 1996. Postal rates, which typically increase every three to four years, increased 14% in January 1995.

RESULTS OF OPERATIONS
         Operating results, excluding the effect of the 1993 goodwill write-down and extraordinary items, were as follows:

--------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                         1995         CHANGE         1994          CHANGE            1993
--------------------------------------------------------------------------------------------------------------------------
Revenues                                        $    532,852        3.7%     $    513,630       10.8%        $   463,510
Operating expenses                                   458,818        2.0%          449,616        9.2%            411,587
                                                ------------                 ------------                    -----------
Operating income                                $     74,034       15.7%     $     64,014       23.3%        $    51,923
                                                ============                 ============                    ===========
Net income                                      $     33,985       42.7%     $     23,822      138.4%        $     9,991
                                                ============                 ============                    ===========
Earnings per share - fully diluted              $       1.10       37.5%     $        .80       70.2%        $       .47
                                                ============                 ============                    ===========

         Overall growth in the Company's 1995 revenues and operating income resulted from increased business with both new and existing customers, new products and services as well as advertising and circulation rate increases. The most dramatic growth occurred in the direct marketing business segment with revenue and operating income increases of 17.8% and 44.0%, respectively. Included in 1995 results is the effect of the sales of the Company's suburban Boston newspapers and a local hand distribution advertising business in the first and third quarters of 1995, respectively. The divestitures resulted in gains of $3.1 million, net of $10.6 million in income taxes. Excluding these net gains on divestitures, net income was $30.9 million, or $1.00 per share in 1995. All earnings per share and share information have been restated to reflect the three-for-two stock split effected December 15, 1995 in the form of a dividend.
         Excluding the results of the Boston community newspapers sold on March 31, 1995 (See Note B - Divestitures in Notes to Consolidated Financial Statements), 1995 consolidated revenues grew 8.6% and operating income grew 18.2%. Operating expenses, excluding the results of the Boston newspapers, rose correspondingly with the growth in overall business as well as due to higher paper prices and postal rates experienced throughout the year.
         Each business segment contributed to the Company's revenue and operating income growth in 1994 as compared to 1993. In particular, the direct marketing business contributed significantly with revenue growth of 29.4% and operating income growth of 51.0%. Overall growth resulted from development of new products and services, new customers, acquisitions, shopper circulation expansion and generally improving economic conditions. The same growth factors also caused operating expenses to increase in 1994. Revenue and expense growth also were affected by the February 1994 divestiture of the Company's smallest shopper, located in Tucson.

================================================================================

DIRECT MARKETING
    Direct marketing operating results were as follows:


-------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                        1995         CHANGE          1994          CHANGE           1993
-------------------------------------------------------------------------------------------------------------------------
Revenues                                        $    197,598       17.8%     $    167,779       29.4%        $   129,626
Operating expenses                                   169,726       14.4%          148,418       27.1%            116,806
                                                ------------                 ------------                    -----------
Operating income                                $     27,872       44.0%     $     19,361       51.0%        $    12,820
                                                ============                 ============                    ===========

         Direct marketing's revenue growth of $29.8 million, or 17.8%, was generated primarily through the sale of database and response management products and services along with other services to customers in the financial services, high technology and retail industries. Management and coordination of mailings outsourced for certain clients also contributed to revenue growth. The addition of new customers, increased business with existing customers through new products and services, cross-selling of services and the leveraging of the Company's expertise in the international arena were also factors in 1995's growth performance. Although the majority of direct marketing's revenue growth came from existing operations, a portion of the increase was attributable to the acquisitions of Select Marketing, Inc., an Austin, Texas response management company that serves the high technology industry, and Steinert & Associates, a New York City advertising and marketing communications firm, in October 1994 and January 1995, respectively. The increase was partially offset by the absence of a local hand distribution advertising business sold in July 1995.
         Operating expenses rose $21.3 million, or 14.4%, during 1995 due primarily to revenue growth. Payroll costs were up $11.4 million, or 17.5%, as a result of increased hiring. In addition, production and distribution costs increased $5.2 million, or 8.3%, due to increased production levels. Also contributing to higher operating expenses were $3.2 million of additional general and administrative costs and increased depre-ciation expense of $1.2 million, supporting direct marketing's growth. Expanded facilities and upgraded technology to support current and anticipated growth also contributed to increased expenses. The acquisitions noted above were another contributing factor. Slightly offsetting these cost increases were decreased costs related to the July 1995 divestiture.
         Direct marketing revenues increased $38.2 million, or 29.4%, in 1994 when compared to 1993. Revenue growth resulted from increased business with both new and existing customers, particularly in services and products provided to the retail, financial services and high technology industries. Revenue growth was also enhanced by the acquisition of Direct Market Concepts, Inc. in Jacksonville, Florida in April 1993 and the October 1994 response management acquisition previously noted. Direct Market Concepts provides various direct marketing services, primarily to financial institutions.
         Direct marketing operating expenses grew $31.6 million, or 27.1%, in 1994 when compared to 1993. Payroll costs and production and distribution costs increased to support revenue growth. Depreciation increased primarily as a result of increased capital investments made during late 1993 and 1994. Operating expenses were also impacted by the acquisitions.
         On February 4, 1996 the Company entered into a definitive agreement providing for the merger with DiMark, Inc. DiMark, Inc. provides a full range of outsource marketing and database services to clients in the insurance, healthcare, pharmaceutical, financial services and telecommunications industries, as well as direct response printing services.

================================================================================

SHOPPERS
    Shopper operating results, excluding the effect of the 1993 goodwill write-down discussed below, were as follows:

--------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                        1995         CHANGE          1994          CHANGE           1993
--------------------------------------------------------------------------------------------------------------------------
Revenues                                        $    185,045      4.9%       $    176,461        1.1 %       $   174,521
Operating expenses                                   165,025      4.0%            158,718       (0.2)%           159,080
                                                ------------                 ------------                    -----------
Operating income                                $     20,020     12.8%       $     17,743       14.9 %       $    15,441
                                                ============                 ============                    ===========


         Revenues for the shopper business segment grew $8.6 million, or 4.9%, in 1995 when compared to 1994. Excluding revenues from the Company's small Tucson shopper that was sold in February 1994, revenues increased $9.5 million, or 5.4%, as compared to 1994. Revenue growth was primarily attributable to increased advertising rates in existing circulation zones, and, to a lesser degree, increased volumes of the newsstand products now being produced in portions of the Southern California, Northern California and Miami/Ft. Lauderdale markets. At December 31, 1995, total weekly shopper household circulation was 6.9 million.
         Excluding operating expenses from the divested Tucson shopper, 1995 operating costs increased $7.1 million, or 4.5%. Postage costs rose $4.5 million due primarily to a 14% postage rate increase in January 1995. In addition, higher paper and color printing costs contributed to higher operating expenses. Paper costs increased $2.6 million due to price increases partially offset by reduced volumes due to new pagination technology used by the Company's Southern California and Miami shoppers. Pagination technology permits a more efficient publication design, reducing the overall number of pages. Color printing costs increased $1.5 million due to higher rates and increased color volumes. Partially offsetting the increased operating costs was a reduction in payroll costs of $1.7 million due to reduced headcount, primarily as a result of investments in technology and changes in commission plans.
         Excluding revenues from the divested Tucson shopper, 1994 revenues grew $7.0 million, or 4.1%, over 1993. Revenue growth was primarily due to circulation expansion and, to a lesser extent, increased advertising in existing circulation zones and increased newsstand product volumes. Circulation expansion in all four shopper markets brought total weekly circulation to 6.9 million households at December 31, 1994.
         Excluding operating expenses from the divested shopper, operating expenses increased $5.3 million, or 3.5%. Payroll costs increased $2.2 million, or 3.9%, while general and administrative costs rose $0.4 million, or 2.7%. Postage costs grew $1.5 million, or 3.5%, due to higher circulation. Newsprint costs increased $0.3 million, or 2.5%, due to higher volumes as a result of circulation growth offset by average price declines.

NEWSPAPERS
    Newspaper operating results, excluding the effect of the 1993 goodwill write-down discussed below, were as follows:

-------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                        1995         CHANGE          1994          CHANGE            1993
-------------------------------------------------------------------------------------------------------------------------
Revenues                                        $    125,077     (11.1)%     $    140,761        7.0%        $   131,545
Operating expenses                                    97,796     (14.5)%          114,398        4.2%            109,812
                                                ------------                 ------------                    -----------
Operating income                                $     27,281       3.5 %     $     26,363       21.3%        $    21,733
                                                ============                 ============                    ===========

         Newspaper revenues decreased $15.7 million, or 11.1%, in 1995 when compared to 1994. This decrease was due to the March 1995 divestiture of the Company's Boston community newspapers. Excluding the results of the Boston newspapers, 1995 revenues increased $6.8 million, or 6.1%, as compared to 1994. Classified advertising revenues grew 8.4% as a result of increases both in volumes and rates. The classified revenue growth was fueled by increases in display advertising, particularly in the help wanted and automotive categories. Retail advertising revenues were flat. Insert revenues increased 5.5% as a result of higher volumes. In addition, niche and specialty product revenues grew primarily due to a direct mail initiative into the Rio Grande Valley, begun in 1994, and, to a lesser extent, audiotext services which represented a new revenue stream for the newspapers in 1994. Circulation revenues increased 9.8% in 1995, reflecting home-delivery price increases implemented in the fall of 1994 and, to a lesser degree, home-delivery price increases in the fall of 1995.
         Newspaper operating expenses decreased $16.6 million, or 14.5%, for 1995 as compared to 1994. Excluding the divested Boston newspapers, operating expenses increased $4.4 million, or 5.2%, over comparable 1994 levels. Newsprint costs increased $3.1 million, or 22.8%, over 1994 as a result of higher average newsprint prices offset slightly by reduced volumes. The reduction in volumes was attributable to reduced commercial printing volumes as well as to newsprint savings from a new press installed in July 1994 at the Corpus Christi Caller-Times and various operating initiatives to control newsprint consumption. In addition, costs associated with the direct mail program rose due to increased volumes as well as higher postage costs resulting from the January 1995 postal rate increase.
         Newspaper revenues increased $9.2 million, or 7.0%, in 1994 when compared to 1993. Classified advertising revenues increased 13.6% as a result of both higher volumes and rates. In particular, classified revenue growth was led by strong automotive volumes and, to a lesser extent, help wanted volumes in the Company's suburban markets. Retail advertising revenues increased 4.1%, while insert revenues rose 1.4%. In addition, niche and specialty product revenues grew, in part due to higher revenues from the direct mail program in the Rio Grande Valley established in 1994. Circulation revenues grew 5.8% primarily reflecting home-delivery price increases in the fall of 1993 and, to a lesser degree, home-delivery price increases in the fall of 1994.
         Newspaper operating expenses grew $4.6 million, or 4.2%, in 1994 when compared to 1993. Payroll costs rose $3.2 million, or 6.1%, due to increased sales commissions on higher advertising volumes, normal payroll increases and higher incentive compensation. In addition, general and administrative costs rose $1.5 million, or 10.9%, primarily due to increased promotional activity and other costs associated with producing higher revenues. Production and distribution costs rose $0.7 million, or 2.0%, due to higher production costs caused by increased volumes offset by decreased newsprint costs of $0.1 million. Newsprint expense was flat as a result of lower average newsprint prices offset by higher volumes. Goodwill amortization decreased $0.8 million due to the second quarter 1993 goodwill write-down relating to the Company's suburban newspapers in Boston and Dallas.

TELEVISION
    Television operating results were as follows:

-------------------------------------------------------------------------------------------------------------------------
IN THOUSANDS                                        1995         CHANGE          1994          CHANGE            1993
-------------------------------------------------------------------------------------------------------------------------
Revenues                                        $     25,132     (12.2)%     $     28,629        2.9%        $    27,818
Operating expenses                                    17,753      (9.8)%           19,683        0.2%             19,654
                                                ------------                 ------------                    -----------
Operating income                                $      7,379     (17.5)%     $      8,946        9.6%        $     8,164
                                                ============                 ============                    ===========

         Television revenues decreased $3.5 million, or 12.2%, in 1995 when compared to 1994. Contributing to these results were lower national advertising revenues and the effects of weak CBS network performance. In addition, the first quarter of 1994 benefitted from CBS coverage of the National Football League playoffs and winter Olympics, while the full year 1994 benefitted from political advertising. Television revenues were also affected by the absence of a direct mail publication in 1995. Slightly offsetting the decreases were increased network revenues resulting from a newly negotiated network affiliation agreement.
         Operating expenses decreased $1.9 million, or 9.8%, when compared to 1994. The decrease was attributable to lower revenue related payroll costs and direct mail publication production costs. Also contributing to the decrease were lower film costs.
         Revenues for the television segment increased $0.8 million, or 2.9%, in 1994 when compared to 1993. Revenues from the television station operation increased $1.0 million, or 3.9%, primarily due to increased political advertising. Increased production activity as well as a direct mail product and radio station introduced in 1993 also generated additional revenue in 1994. These increases were offset by a revenue decline from the segment's print graphics operation, which was restructured during the year.
         Television operating expenses remained flat during 1994 when compared to 1993. Film programming cost decreases during 1994 were offset by slight increases in other expense categories.

================================================================================

GAINS ON DIVESTITURES
         In March and July 1995, respectively, the Company sold its suburban Boston community newspapers and a small local hand distribution advertising business. As a result of these transactions, the Company recognized gains on divestitures of $3.1 million, or 10 cents per share, net of $10.6 million of income taxes. See Note B of Notes to Consolidated Financial Statements.

INTEREST EXPENSE
         Interest expense decreased $0.7 million in 1995 as compared to 1994 due primarily to lower debt levels partially offset by higher interest rates experienced during 1995. In May 1995, the Company's 6 1/4% Convertible Notes due 2002 in the principal amount of $20 million were converted into 2,142,857 shares of common stock, resulting in annual interest savings of $1.3 million.
         Interest expense decreased $13.5 million in 1994 primarily as a result of 1993 redemptions of the Company's 11 7/8% Subordinated Debentures. In August 1993, $100 million of the Debentures were redeemed with borrowings under the Company's credit facility. The remaining $100 million redemption in December 1993 was funded primarily with proceeds from the Company's initial public offering.

INCOME TAXES
         The Company's income tax expense increased $14.5 million in 1995 when compared to 1994. Income tax expense for 1995 included $10.6 million of income taxes relating to the gains on divestitures. The remaining increase in income tax expense during 1995 and the increase of $11.5 million in income tax expense relating to income before extraordinary items in 1994 were due to increased income levels experienced during each of those periods.

GOODWILL WRITE-DOWN
         In connection with the Company's review of the carrying amount of its investments, including assigned goodwill, during the second quarter of 1993, the Company determined that goodwill associated with certain of its investments should be written down. That decision resulted in a charge of $55.5 million. The write-down was solely related to daily, semi-weekly and weekly newspapers in suburban markets in Boston, Massachusetts ($43.9 million) and in Dallas, Texas ($8.8 million) and to the Company's shopper publication in Tucson, Arizona ($2.8 million).
         In connection with its review, the Company projected undiscounted cash flows for each of its investments over the investment's associated remaining goodwill amortization period. These projections were compared to corresponding net book values of fixed assets and unamortized goodwill balances. For investments with projected undiscounted cash flows less than net book values of fixed assets and unamortized goodwill balances, the net goodwill balances were reduced such that the net fixed assets and unamortized goodwill values assigned to these investments were equal to the projected future cash flows discounted at the Company's incremental borrowing rate. The cash flow projections were based on trends of historical performance and management's estimate of future performance of the investments, as well as existing and anticipated competitive and economic conditions. See Note K of Notes to Consolidated Financial Statements.

EXTRAORDINARY ITEMS
         As a result of the 1993 redemptions discussed under "Interest Expense," the Company incurred extraordinary losses totaling $7.4 million, net of income tax benefits of $4.3 million, from the payment of redemption premiums and the write-off of related unamortized financing costs and issuance costs.

CAPITAL INVESTMENTS
         Investing activities for 1995 included $23.2 million for capital expenditures and an acquisition. The capital expenditures consisted primarily of new computer systems for the direct marketing business to increase capacity to support a growing customer base. The Company also invested in laser printing equipment as well as the expansion of its database and response management facilities and other locations. Other expenditures included investments in pagination technology and order-entry systems at its shopper in Miami/Ft. Lauderdale and classified advertising systems and distribution center expansions in its newspaper business.
         The investments in 1994 included $21.8 million for capital expenditures and an acquisition. In the direct marketing business, the capital expenditures consisted of new computer systems to increase capacity and new equipment to support its growing customer base. The Company's other expenditures included shopper inserting equipment and imagesetter technology; the final expenditures to complete the purchase of a nine-unit offset printing press and related building for the Company's newspaper in Corpus Christi, Texas; newspaper imagesetter technology and investments in television production equipment.

LIQUIDITY AND CAPITAL RESOURCES
         Cash provided by operating activities for 1995 was $36.5 million. Net cash inflows for investing activities were $17.9 million for 1995. Investing activities consist primarily of capital expenditures, acquisitions and divestitures. Included in investing activities was $42.9 million in proceeds from the sale of property, plant and equipment and divested assets. See above discussion of capital expenditures under "Capital Investments." Cash provided from operating activities and the sale of the Boston community newspapers was used to reduce borrowing under the Company's credit facility and to make capital investments.
         Cash provided by operating activities for 1994 and 1993 was $49.0 million and $26.4 million, respectively. Net cash outflows for investing activities in 1994 and 1993 were $23.6 million and $34.7 million, respectively, and consisted principally of the purchase of equipment and acquisitions.
         Capital resources are also available for and provided through the Company's unsecured credit facility. On February 2, 1995, the Company entered into a $320 million variable rate revolving loan commitment that decreases by $70.4 million in 1998, $76.8 million in 1999, $83.2 million in 2000 and $89.6 million in 2001. The February 1995 agreement amended the $320 million credit facility consisting of a $220 million revolving loan commitment that was to expire December 31, 1999 and a $100 million term loan. The Company realized savings both in interest and commitment fees due to more favorable terms in the amended credit facility agreement.
         Management believes that its credit facility, together with cash provided by operating activities, will be sufficient to fund operations, anticipated capital expenditures and debt service requirements for the foreseeable future. As of December 31, 1995, the Company had $106 million of unused borrowing capacity under its credit facility, of which $4.7 million was reserved to serve as backup for the Company's other short-term borrowing facilities.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995. Companies are permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but will be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting, as outlined in SFAS No. 123. The Company has not yet determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

SEASONALITY AND CYCLICALITY
         The Company's businesses tend to be seasonal, with higher revenues and profits occurring in the second through the fourth quarters due to the increased advertising during these periods. In addition, the Company's television operation experiences higher revenues and profits during those years when political elections are held. See Note N to Consolidated Financial Statements.

PENDING MERGER
         On February 4, 1996 the Company entered into a definitive agreement with DiMark, Inc. providing for the merger of DiMark with a wholly owned subsidiary of the Company in a stock-for-stock transaction to be accounted for as pooling of interests. DiMark stockholders will receive, in a fixed exchange ratio, .656 of a share of Harte-Hanks common stock for each share of DiMark common stock.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------------------------------------------
                                                                                               DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS                                          1995              1994
--------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
    Cash  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   6,710        $   4,391
    Accounts receivable (less allowance for doubtful
       accounts of $2,284 in 1995 and $2,910 in 1994)   . . . . . . . . . . . . . .        69,995           70,929
    Inventory   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        21,285           13,454
    Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         4,973            5,904
    Current deferred income tax benefit   . . . . . . . . . . . . . . . . . . . . .         6,809            6,808
    Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3,423            4,143
                                                                                        ---------        ---------
       Total current assets   . . . . . . . . . . . . . . . . . . . . . . . . . . .       113,195          105,629
                                                                                        ---------        ---------
Property, plant and equipment
    Land  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         8,260           10,352
    Buildings and improvements  . . . . . . . . . . . . . . . . . . . . . . . . . .        38,618           42,701
    Equipment and furniture   . . . . . . . . . . . . . . . . . . . . . . . . . . .       138,119          140,175
                                                                                        ---------        ---------
                                                                                          184,997          193,228
    Less accumulated depreciation   . . . . . . . . . . . . . . . . . . . . . . . .        98,263          104,283
                                                                                        ---------        ---------
                                                                                           86,734           88,945
    Construction and equipment installations in progress  . . . . . . . . . . . . .         1,174            2,333
                                                                                        ---------        ---------
       Net property, plant and equipment  . . . . . . . . . . . . . . . . . . . . .        87,908           91,278
                                                                                        ---------        ---------
Intangible and other assets Goodwill (less accumulated amortization
       of $98,201 in 1995 and $104,557 in 1994)   . . . . . . . . . . . . . . . . .       271,511          290,335
    Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         5,101            9,656
                                                                                        ---------        ---------
       Total intangible and other assets  . . . . . . . . . . . . . . . . . . . . .       276,612          299,991
                                                                                        ---------        ---------
       Total assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $ 477,715        $ 496,898
                                                                                        =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
    Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  32,029        $  31,229
    Accrued payroll and related expenses  . . . . . . . . . . . . . . . . . . . . .        19,057           17,996
    Customer deposits and unearned revenue  . . . . . . . . . . . . . . . . . . . .        11,585           12,527
    Income taxes payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           762            1,867
    Other current liabilities   . . . . . . . . . . . . . . . . . . . . . . . . . .         6,947            7,533
                                                                                        ---------        ---------
       Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . .        70,380           71,152
Long term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       220,040          292,858
Other long term liabilities (including deferred
    income taxes of $9,914 in 1995 and $8,901 in 1994)  . . . . . . . . . . . . . .        22,201           25,248
                                                                                        ---------        ---------
       Total liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       312,621          389,258
                                                                                        ---------        ---------
Stockholders' equity
    Common stock, $1 par value, authorized
       50,000,000 shares. Issued and outstanding
       1995: 29,991,709 shares; 1994: 18,342,503 shares   . . . . . . . . . . . . .        29,992           18,342
    Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . .       156,192          144,350
    Accumulated deficit   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (21,090)          (53,107)
    Minimum pension liability adjustment  . . . . . . . . . . . . . . . . . . . . .             -           (1,945)
                                                                                        ---------        ---------
       Total stockholders' equity   . . . . . . . . . . . . . . . . . . . . . . . .       165,094          107,640
                                                                                        ---------        ---------
       Total liabilities and stockholders' equity   . . . . . . . . . . . . . . . .     $ 477,715        $ 496,898
                                                                                        =========        =========

See Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


--------------------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                                     1995           1994            1993
--------------------------------------------------------------------------------------------------------------------
Revenues  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $  532,852      $  513,630      $  463,510
Operating expenses
    Payroll   . . . . . . . . . . . . . . . . . . . . . . . . . .         191,843         193,874         174,557
    Production and distribution   . . . . . . . . . . . . . . . .         189,692         179,699         165,993
    Advertising, selling, general and administrative  . . . . . .          54,317          54,083          49,355
    Depreciation  . . . . . . . . . . . . . . . . . . . . . . . .          13,645          12,508          11,506
    Goodwill amortization   . . . . . . . . . . . . . . . . . . .           9,321           9,452          10,176
    Goodwill write-down   . . . . . . . . . . . . . . . . . . . .               -               -          55,463
                                                                       ----------      ----------      ----------
                                                                          458,818         449,616         467,050
                                                                       ----------      ----------      ----------
Operating income (loss) . . . . . . . . . . . . . . . . . . . . .          74,034          64,014          (3,540)
                                                                       ----------      ----------      ----------
Other expenses (income)
    Interest expense  . . . . . . . . . . . . . . . . . . . . . .          16,675          17,364          30,872
    Interest income   . . . . . . . . . . . . . . . . . . . . . .            (246)           (154)           (160)
    Gains on divestitures   . . . . . . . . . . . . . . . . . . .         (13,747)              -               -
    Other, net  . . . . . . . . . . . . . . . . . . . . . . . . .           1,044           1,142             865
                                                                       ----------      ----------      ----------
                                                                            3,726          18,352          31,577
                                                                       ----------      ----------      ----------
Income (loss) before income taxes . . . . . . . . . . . . . . . .          70,308          45,662         (35,117)
Income tax expense  . . . . . . . . . . . . . . . . . . . . . . .          36,323          21,840          10,355
                                                                       ----------      ----------      ----------
Income (loss) before extraordinary item . . . . . . . . . . . . .          33,985          23,822         (45,472)
Extraordinary item - Loss due to early extinguishment of debt,
    net of income tax benefit of $4,319   . . . . . . . . . . . .               -               -          (7,393)
                                                                       ----------      ----------      ----------
Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . .      $   33,985      $   23,822      $  (52,865)
                                                                       ==========      ==========      ==========
Earnings (loss) per common share - primary Income (loss)
    before extraordinary item   . . . . . . . . . . . . . . . . .      $     1.12      $      .83      $    (2.33)
Extraordinary item  . . . . . . . . . . . . . . . . . . . . . . .               -               -            (.37)
                                                                       ----------      ----------      ----------
    Net income (loss)   . . . . . . . . . . . . . . . . . . . . .      $     1.12      $      .83      $    (2.70)
                                                                       ==========      ==========      ==========
    Weighted average common and common equivalent
       shares outstanding   . . . . . . . . . . . . . . . . . . .          30,280          28,569          19,557
                                                                       ==========      ==========      ==========

Earnings (loss) per common share - fully diluted Income (loss)
    before extraordinary item   . . . . . . . . . . . . . . . . .      $     1.10      $      .80      $    (2.33)
    Extraordinary item  . . . . . . . . . . . . . . . . . . . . .               -               -            (.37)
                                                                       ----------      ----------      ----------
    Net income (loss)   . . . . . . . . . . . . . . . . . . . . .      $     1.10      $      .80      $    (2.70)
                                                                       ==========      ==========      ==========
    Weighted average common and common equivalent
       shares outstanding   . . . . . . . . . . . . . . . . . . .          31,197          30,732          19,557
                                                                       ==========      ==========      ==========


See Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------------------------------------------
                                                                                 YEAR ENDED DECEMBER 31,
IN THOUSANDS                                                               1995            1994           1993
--------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
   Net income (loss)  . . . . . . . . . . . . . . . . . . . . . .      $   33,985      $   23,822      $  (52,865)
   Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
         Depreciation   . . . . . . . . . . . . . . . . . . . . .          13,645          12,508          11,506
         Goodwill amortization  . . . . . . . . . . . . . . . . .           9,321           9,452          10,176
         Amortization of option related compensation  . . . . . .           1,786           1,605           1,228
         Film amortization  . . . . . . . . . . . . . . . . . . .           2,188           2,746           3,293
         Deferred income taxes  . . . . . . . . . . . . . . . . .            (285)         (2,219)           (585)
         Other, net   . . . . . . . . . . . . . . . . . . . . . .             355             728            (223)
         Gains on divestitures  . . . . . . . . . . . . . . . . .         (13,747)              -               -
         Goodwill write-down  . . . . . . . . . . . . . . . . . .               -               -          55,463
         Extraordinary loss due to early
             extinguishment of debt   . . . . . . . . . . . . . .               -               -          11,712
   Changes in operating assets and liabilities,
      net of effects from acquisitions and divestitures:
         Increase in accounts receivable, net   . . . . . . . . .          (2,570)         (7,898)         (5,043)
         Increase in inventory  . . . . . . . . . . . . . . . . .          (9,095)         (5,543)            (46)
         Increase in prepaid expenses
             and other current assets   . . . . . . . . . . . . .            (917)           (648)           (346)
         Increase in accounts payable   . . . . . . . . . . . . .             262           6,010           1,784
         Increase (decrease) in other accrued
             expenses and other liabilities   . . . . . . . . . .            (562)          8,129          (8,500)
         Other, net   . . . . . . . . . . . . . . . . . . . . . .           2,107             262          (1,125)
                                                                       ----------      ----------      ----------
         Net cash provided by operating activities  . . . . . . .          36,473          48,954          26,429
                                                                       ----------      ----------      ----------

Cash Flows from Investing Activities
   Acquisitions   . . . . . . . . . . . . . . . . . . . . . . . .          (5,760)         (7,800)        (10,896)
   Purchases of property, plant and equipment   . . . . . . . . .         (17,424)        (13,985)        (21,689)
   Proceeds from the sale of property, plant
      and equipment and divested assets   . . . . . . . . . . . .          42,946             357           1,101
   Payments on film contracts   . . . . . . . . . . . . . . . . .          (1,817)         (2,122)         (3,182)
                                                                       ----------      ----------      ----------
   Net cash provided by (used in) investing activities  . . . . .          17,945         (23,550)        (34,666)
                                                                       ----------      ----------      ----------

Cash Flows from Financing Activities
   Long term debt borrowings  . . . . . . . . . . . . . . . . . .         895,464         657,695         580,615
   Payments on debt, including current
      maturities and financing costs  . . . . . . . . . . . . . .        (948,371)       (684,675)       (659,663)
   Issuance of common stock   . . . . . . . . . . . . . . . . . .           2,776           1,575          95,305
   Dividends paid   . . . . . . . . . . . . . . . . . . . . . . .          (1,968)              -               -
   Payment of premium on early extinguishment of debt   . . . . .               -               -          (6,892)
   Purchase of treasury stock   . . . . . . . . . . . . . . . . .               -               -             (15)
                                                                       ----------      ----------      ----------
   Net cash provided by (used in) financing activities  . . . . .         (52,099)        (25,405)          9,350
                                                                       ----------      ----------      ----------

   Net increase (decrease) in cash  . . . . . . . . . . . . . . .           2,319              (1)          1,113
   Cash at beginning of period  . . . . . . . . . . . . . . . . .           4,391           4,392           3,279
                                                                       ----------      ----------      ----------
   Cash at end of period  . . . . . . . . . . . . . . . . . . . .      $    6,710      $    4,391      $    4,392
                                                                       ==========      ==========      ==========

See Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


--------------------------------------------------------------------------------------------------------------------------
                                                            ADDITIONAL                       MINIMUM            TOTAL
                                                 COMMON      PAID-IN     ACCUMULATED     PENSION LIABILITY   STOCKHOLDERS'
IN THOUSANDS                                     STOCK       CAPITAL       DEFICIT          ADJUSTMENT          EQUITY
--------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993  . . . . . . . .     $11,881     $  53,615    $ (24,057)         $      -         $   41,439
Common stock issuance . . . . . . . . . . .       6,250        89,055            -                 -             95,305
Purchase of treasury stock  . . . . . . . .          (2)           (6)          (7)                -                (15)
Net loss  . . . . . . . . . . . . . . . . .           -             -      (52,865)                -            (52,865)
                                                -------     ---------    ---------          --------         ----------

Balance at December 31, 1993  . . . . . . .      18,129       142,664      (76,929)                -             83,864
Common stock issued - employee benefit plans         33           502            -                 -                535
Exercise of stock options . . . . . . . . .         180         1,184            -                 -              1,364
Adjustment for minimum pension liability,
    net of income taxes of $1.3 million   .           -             -            -            (1,945)            (1,945)
Net income  . . . . . . . . . . . . . . . .           -             -       23,822                 -             23,822
                                                -------     ---------    ---------          --------         ----------

Balance at December 31, 1994  . . . . . . .      18,342       144,350      (53,107)           (1,945)           107,640
Common stock issued - employee benefit plans         94         1,836            -                 -              1,930
Exercise of stock options . . . . . . . . .         133         1,475            -                 -              1,608
Conversion of 6 1/4% convertible notes. . .       1,429        18,525            -                 -             19,954
Dividends paid ($.067 per share)  . . . . .           -             -       (1,968)                -             (1,968)
Net income  . . . . . . . . . . . . . . . .           -             -       33,985                 -             33,985
Reduction of minimum pension liability  . .           -             -            -             1,945              1,945
Three-for-two stock split . . . . . . . . .       9,994        (9,994)           -                 -                  -
                                                -------     ---------    ---------          --------         ----------

Balance at December 31, 1995  . . . . . . .     $29,992     $ 156,192    $ (21,090)         $      -         $  165,094
                                                =======     =========    =========          ========         ==========

See Notes to Consolidated Financial Statements.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The accompanying consolidated financial statements present the financial position of Harte-Hanks Communications, Inc. and subsidiaries (the "Company"). Harte-Hanks Communications, Inc. is the successor of HHC Holding Inc., the former parent company of Harte-Hanks Communications, Inc., which was merged into Harte-Hanks Communications, Inc. on October 7, 1993. All stock of HHC Holding Inc. was converted, on a share-for-share basis, into stock of Harte-Hanks Communications, Inc.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

All intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified for comparative purposes.

TELEVISION REVENUES
Television revenues are presented net of advertising agency commissions.

INVENTORY
Inventory, consisting primarily of newsprint and operating supplies, is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated on the basis of cost. Depreciation of buildings and equipment is computed generally on the straight-line method at rates calculated to amortize the cost of the assets over their useful lives. The general ranges of estimated useful lives are:

    Buildings and improvements  . . . . 10 to 40 years
    Equipment and furniture   . . . . .  4 to 20 years

GOODWILL
Goodwill is stated on the basis of cost, adjusted as discussed below, and is amortized on a straight-line basis over 40- year periods.

For each of its investments, the Company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows over the remaining amortization period. If projected undiscounted future cash flows indicate that unamortized goodwill and the net book value of long-lived assets will not be recovered, net goodwill is adjusted to an amount consistent with projected discounted future cash flows. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

FILM CONTRACTS
Film contract rights represent agreements with film syndicators for television program material. The capitalized costs of film rights are recorded when the licensed period begins and the film rights are available for use. The cost is amortized over the expected number of telecasts. The portions of the cost to be amortized within one year and after one year are reflected in the consolidated balance sheets as current and noncurrent other assets, respectively. The payments under these contracts due within one year and after one year are classified as current and noncurrent liabilities.

INCOME TAXES
Income taxes are calculated using the asset and liability method required by Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred income taxes are recognized for the tax consequences resulting from "temporary differences" by applying enacted statutory tax rates applicable to future years. These "temporary differences" are associated with differences between the financial and the tax basis of existing assets and liabilities. Under SFAS No. 109, a statutory change in tax rates will be recognized immediately in deferred taxes and income.

EARNINGS (LOSS) PER SHARE
Primary earnings (loss) per common share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalents from the assumed exercise of stock options using the treasury stock method. Fully diluted earnings (loss) per common share is based upon the weighted average number of common shares outstanding, dilutive common stock equivalents from the assumed exercise of stock options and assumed conversion of the 6 1/4% Convertible Notes due 2002 until May 1995, at which time the Company issued shares of its common stock upon conversion of the notes. For 1993, fully diluted and primary earnings (loss) per common share are the same because the effect of the convertible notes was antidilutive.

STOCK SPLIT
In December 1995 the Company effected a three-for-two stock split in the form of a dividend. All share, per share and average share information in the Consolidated Financial Statements and the Notes thereto have been restated to reflect the stock split.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE B - DIVESTITURES

In March and July 1995, respectively, the Company sold its suburban Boston community newspapers and a small local hand distribution advertising business. These sales resulted in gains on divestitures of $3.1 million, or 10 cents per share, net of $10.6 million of income taxes.

NOTE C - LONG TERM DEBT

Long term debt consists of the following:

---------------------------------------------------------------------------------
                                                           DECEMBER 31,
IN THOUSANDS                                         1995                1994
---------------------------------------------------------------------------------
Revolving loan commitment, various
  interest rates (effective rate of 6.2%
  at December 31, 1995), due in
  mandatory reductions beginning
  June 30, 1998 through
  December 31, 2001   . . . . . . . . . . . .     $214,000            $  34,600
Term loan, various interest rates . . . . . .            -              100,000
Bank lines, various interest rates
  (effective rates of 6.3% at
  December 31, 1995)  . . . . . . . . . . . .        4,700               95,000
Commercial paper  . . . . . . . . . . . . . .            -               41,538
6 1/4% Convertible Notes  . . . . . . . . . .            -               20,000
Miscellaneous notes payable, interest
  rates ranging from 7.3% to 8%, due
  on various dates through 1998   . . . . . .        1,720                2,189
                                                  --------             --------
                                                   220,420              293,327
Less current maturities . . . . . . . . . . .          380                  469
                                                  --------             --------
                                                  $220,040             $292,858
                                                  ========             ========

CREDIT FACILITY
On February 2, 1995, the Company amended its $320 million credit facility. The credit facility consisted of a $220 million revolving loan commitment that would have expired December 31, 1999. It also consisted of a $100 million term loan that required repayments of $10 million in 1995, $20 million in both 1996 and 1997, and $25 million in both 1998 and 1999. The amended credit facility is a $320 million revolving commitment that decreases by $70.4 million in 1998, $76.8 million in 1999, $83.2 million in 2000 and $89.6 million in 2001. The Company pays a commitment fee of .1875% on the unused portion of the commitment. As of December 31, 1995, the Company had $106 million of unused borrowing capacity under its credit facility, of which $4.7 million was reserved to serve as backup for the Company's outstanding short term borrowings.

COMMERCIAL PAPER
The Company maintains unused and available credit under its credit facility in an amount equal to its outstanding commercial paper borrowings.

BANK LINES
The Company has three separate short term borrowing arrangements. Under these arrangements, the Company can borrow up to a maximum of $170 million. These short term borrowings are classified as long term debt since it is the Company's intent to maintain unused and available credit under its credit facility in an amount equal to its outstanding short term borrowings.

6 1/4% Convertible Notes
In May 1995, the Company issued 2,142,857 shares of common stock upon conversion of the $20 million principal amount of the Company's 6 1/4% Convertible Notes. Accordingly, the Company transferred $20 million, less $0.1 million of unamortized issue costs, to stockholders' equity.

OTHER DEBT INFORMATION
As of December 31, 1995, the minimum annual maturities of long term debt (excluding the borrowings under the Company's credit facility in effect December 31, 1995) for each of the following years ending December 31 are as follows:

                ---------------------------------------------
                IN THOUSANDS
                ---------------------------------------------
                1996  . . . . . . . . . . . . . . .   $   380
                1997  . . . . . . . . . . . . . . .       100
                1998  . . . . . . . . . . . . . . .     1,240

Cash payments for interest were $16.6 million, $17.6 million and $40.8 million for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company's credit facility contains certain restrictive covenants, including limitations on additional indebtedness and payment of dividends, and requires the Company to maintain certain financial ratios.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)


NOTE D - INCOME TAXES

The components of income tax expense are as follows:


------------------------------------------------------------------------
                                          YEAR ENDED DECEMBER 31,
IN THOUSANDS                       1995         1994             1993
------------------------------------------------------------------------
Current
   Federal  . . . . . . . .      $ 31,677      $ 20,719         $  9,438
   State and local  . . . .         4,931         3,413            1,210
                                 --------      --------         --------
      Total current . . . .      $ 36,608      $ 24,132         $ 10,648
                                 ========      ========         ========
Deferred
   Federal  . . . . . . . .      $ (1,901)     $ (2,377)        $  1,395
   State and local  . . . .         1,616            85           (1,688)
                                 --------      --------         --------
      Total deferred  . . .      $   (285)     $ (2,292)        $   (293)
                                 ========      ========         ========

Included in income tax expense for 1995 is $10.6 million related to the gains on divestitures. Included in 1993 income tax expense is an adjustment for changes in federal tax laws of $0.1 million. Of the $1.7 million recognized as a deferred state income tax benefit in 1993, $1.0 million represents an adjustment to the beginning of the year valuation allowance due to the realization of benefits from state operating loss carryforwards. The Company also recognized $4.1 million of current income tax benefits and $0.2 million of deferred income tax benefits related to the extraordinary loss resulting from the redemption of all of its 11 7/8% Subordinated Debentures in 1993.

The differences between total income tax expense and the amount computed by applying the statutory Federal income tax rate to income before income taxes were as follows:

---------------------------------------------------------------------------------------------------------
                                                            YEAR ENDED DECEMBER 31,
IN THOUSANDS                                          1995           1994                1993
---------------------------------------------------------------------------------------------------------
Computed expected income tax expense  . . .      $ 24,608    35%  $ 15,982    35%  $ (12,291)       35%
Effect of goodwill amortization . . . . . .         3,165     5%     3,262     7%      3,528      (10)%
Net effect of state income taxes  . . . . .         4,178     6%     2,303     5%        656       (2)%
Effect of goodwill related to divestiture .         4,307     6%         -      -          -          -
Change in the beginning of the year balance
   of the valuation allowance . . . . . . .           119      -       (30)     -       (967)        3%
Effect of goodwill write-down . . . . . . .             -      -         -      -     19,412      (55)%
Other, net  . . . . . . . . . . . . . . . .           (54)     -       323     1%         17          -
                                                 --------   ----  --------   ----  ---------     ------
Income tax expense for the period . . . . .      $ 36,323    52%  $ 21,840    48%  $  10,355      (29)%
                                                 ========   ====  ========   ====  =========     ======

Excluding the effects of the gains on divestitures, the effective income tax rate for 1995 was 45.4%.

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were as follows:

--------------------------------------------------------------------------------
                                                            DECEMBER 31,
IN THOUSANDS                                            1995            1994
--------------------------------------------------------------------------------
 Deferred tax assets:
   State net operating losses . . . . . . . . . .   $       85      $    2,736
   Accrued benefit costs, primarily pension and
   vacation pay . . . . . . . . . . . . . . . . .        4,612           6,095
   Accrued casualty and health insurance expense         2,830           2,302
   Accounts receivable, net . . . . . . . . . . .          793           1,018
   State income tax . . . . . . . . . . . . . . .          849             656
   Other, net . . . . . . . . . . . . . . . . . .          519             315
      Total gross deferred tax assets . . . . . .        9,688          13,122
                                                    ----------      ----------
      Less valuation allowance  . . . . . . . . .          (60)         (1,592)
                                                    ----------      ----------
      Net deferred tax assets . . . . . . . . . .        9,628          11,530
                                                    ----------      ----------

Deferred tax liabilities:
   Property, plant and equipment  . . . . . . . .      (12,484)        (13,100)
   Other, net . . . . . . . . . . . . . . . . . .         (249)           (523)
                                                    ----------      ----------
      Total gross deferred tax liabilities  . . .      (12,733)        (13,623)
                                                    ----------      ----------
   Net deferred tax liability . . . . . . . . . .   $   (3,105)     $   (2,093)
                                                    ==========      ==========

The valuation allowance for deferred tax assets as of January 1, 1994 was $2.5 million. The valuation allowance at December 31, 1995 and 1994 related to state net operating losses, which are not expected to be realized.

The net deferred tax liability is recorded both as a current deferred income tax benefit and as other long term liabilities based upon the classification of the related temporary difference.

Cash payments for income taxes were $37.3 million, $22.2 million and $8.4 million in 1995, 1994 and 1993, respectively.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE - E EMPLOYEE BENEFIT PLANS

Under the Company's defined benefit pension plans, benefits are based on years of service and the employee's compensation for the five highest consecutive years of salary during the last ten years of service. Benefits vest to the participants upon completion of five years of service or upon reaching age 65, whichever is earlier. Harte-Hanks' policy is to accrue as expense an amount computed by its actuary and to fund at least the minimum amount required by ERISA.

In 1994, the Company adopted a non-qualified, supplemental pension plan covering certain employees, which provides for incremental pension payments so that total pension payments equal amounts that would have been payable from the Company's principal pension plans if it were not for limitations imposed by income tax regulations.

Net pension cost for all plans included the following components:


--------------------------------------------------------------------------------
                                                YEAR ENDED DECEMBER 31,
IN THOUSANDS                                 1995          1994       1993
--------------------------------------------------------------------------------
Service cost - benefits earned
   during the period  . . . . . . .        $  3,282     $ 3,572    $   2,861

Interest cost on projected
   benefit obligation . . . . . . .           4,801       4,608        4,283

Actual return on plan assets  . . .         (10,786)      1,493       (3,700)

Net deferrals and amortization  . .           6,171      (5,872)        (685)
                                           --------     -------    ---------

Net periodic pension cost . . . . .        $  3,468     $ 3,801    $   2,759
                                           ========     =======    =========

In determining the 1995, 1994 and 1993 actuarial present value of benefit obligations, discount rates of 7 1/4%, 8% and 7 1/2% were used, respectively. The assumed annual rates of increase in future compensation levels was 4%, and the expected long term rate of return on plan assets was 10%.

The status of Harte-Hanks' employee retirement plans at year-end was as follows:

--------------------------------------------------------------------------------------------------------
                                                                        DECEMBER 31,
IN THOUSANDS                                                1995                        1994
--------------------------------------------------------------------------------------------------------
                                                    QUALIFIED   NON-QUALIFIED  QUALIFIED  NON-QUALIFIED
                                                       PLAN         PLAN          PLAN         PLAN
                                                    ---------   -------------  ---------  -------------
Actuarial present value of
    benefit obligations:
    Vested  . . . . . . . . . . . . . . . . .       $ 49,673      $     -      $  49,722     $      -
    Non-vested  . . . . . . . . . . . . . . .          4,945          871          4,376        1,204
                                                    --------      -------      ---------     --------
    Total accumulated benefit obligations . .         54,618          871         54,098        1,204

Additional obligation related to projected
    salary increases  . . . . . . . . . . . .         16,260          977          7,330         345
                                                    --------      -------      ---------     --------

Projected benefit obligations for service
    rendered to date  . . . . . . . . . . . .         70,878        1,848         61,428        1,549

Fair value of plan assets, primarily listed
    stocks and government securities  . . . .        (56,763)           -        (45,331)            -
                                                    --------      -------      ---------     --------

Projected benefit obligation in excess
    of plan assets  . . . . . . . . . . . . .         14,115        1,848         16,097        1,549

Unrecognized net loss from past experience
    different from that assumed . . . . . . .        (10,211)        (238)       (11,702)         131

Unrecognized prior service costs  . . . . . .            (52)      (1,000)             -       (1,358)

Unrecognized net assets at January 1, 1987
    being recognized over average expected
    remaining service period of employees . .            950            -          1,075            -

Adjustment to recognize minimum liability . .              -          261          3,299          880
                                                    --------      -------      ---------     --------

Recorded pension liability  . . . . . . . . .       $  4,802      $   871      $   8,769     $  1,202
                                                    ========      =======      =========     ========

The Company also sponsors a 401(k) plan to provide employees with additional income upon retirement. The Company matches a portion of employees' voluntary before-tax contributions. Employees are fully vested in their own contributions and vest in the Company's matching contributions upon three years of service.

In 1994, the Company adopted the 1994 Employee Stock Purchase Plan, which provides for a total of 450,000 shares to be sold to participating employees at 85% of the fair market value at specified quarterly investment dates. Shares available for sale totaled 259,803 at December 31, 1995.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE F - STOCKHOLDERS' EQUITY
On December 15, 1995, the Company effected a three-for-two stock split, in the form of a stock dividend, payable to shareholders of record on December 1, 1995. A total of 9,994,490 shares of common stock were issued in connection with the split. The shares issued were reclassified from the Company's additional paid-in-capital account to the Company's common stock account. All share and per share amounts have been restated to retroactively reflect the stock split.

On May 26, 1995, the Company issued 2,142,857 shares of common stock upon conversion of the $20 million principal amount of the Company's 6 1/4% Convertible Notes. Accordingly, the Company transferred $20 million, less $0.1 million of unamortized issue costs, to stockholders' equity.

On November 3, 1993, the Company issued 9,375,000 shares of its common stock in an initial public offering for net cash proceeds of approximately $95.3 million. These proceeds were used to redeem the remainder of its outstanding
11 7/8% Subordinated Debentures in the aggregate principal amount of $100 million, at the redemption price of 103.446% of principal plus accrued interest.

On October 4, 1993, the Company amended its Certificate of Incorporation to increase its total authorized capitalization to 50,000,000 shares of common stock and 1,000,000 shares of preferred stock.

NOTE G - STOCK OPTION PLANS
1984 PLAN
In 1984, the Company adopted a Stock Option Plan ("1984 Plan") pursuant to which it issued to officers and key employees options to purchase shares of common stock at prices equal to the market price on the grant date. Market price was determined by the Board of Directors for purposes of granting stock options and making repurchase offers. Options granted under the 1984 Plan become exercisable five years after date of grant. At December 31, 1995, 1994 and 1993, options to purchase 657,900 shares, 810,300 shares and 1,083,450 shares, respectively, were outstanding under the 1984 Plan, with exercise prices ranging from $3.33 to $6.67 per share. No additional options will be granted under the 1984 Plan.

1991 PLAN
The Company adopted the 1991 Stock Option Plan ("1991 Plan") pursuant to which it may issue to officers and key employees options to purchase up to 3,000,000 shares of common stock. Options have been granted at prices equal to the market price on the grant date ("market price options") and at $0.67 per share ("performance options"). As of December 31, 1995, 1994 and 1993, market price options to purchase 1,678,275 shares, 1,394,400 shares and 1,239,000 shares, respectively, were outstanding with exercise prices ranging from $6.67 to $17.08 per share. Market price options become exercisable after the fifth anniversary of their date of grant.

At December 31, 1995, performance options to purchase 557,775 shares, 544,050 shares and 481,500 shares, respectively, were outstanding with an exercise price of $0.67 per share. The performance options become exercisable after the third anniversary of their date of grant, and the extent to which they become exercisable at that time depends upon the extent to which the Company achieves certain goals which are established at the time the options are granted. That portion of the performance options which does not become exercisable on the third anniversary of the date of grant becomes exercisable after the ninth anniversary of the date of grant. Compensation expense of $1.8 million, $1.6 million and $1.2 million was recognized for the performance options for the years ended December 31, 1995, 1994 and 1993, respectively.

The following summarizes stock option plans activity during 1995, 1994 and 1993:

-------------------------------------------------------------------------------------------------
                                                                NUMBER             RANGE OF
IN THOUSANDS                                                  OF SHARES          OPTION PRICE
-------------------------------------------------------------------------------------------------
Options outstanding at January 1, 1993  . . . . . . . .       1,907,475
Granted . . . . . . . . . . . . . . . . . . . . . . . .         933,225         $0.67 - $ 6.67
Cancelled . . . . . . . . . . . . . . . . . . . . . . .         (36,750)        $0.67 - $ 6.67
                                                              ---------
Options outstanding at December 31, 1993  . . . . . . .       2,803,950
Granted . . . . . . . . . . . . . . . . . . . . . . . .         282,300         $0.67 - $13.42
Exercised . . . . . . . . . . . . . . . . . . . . . . .        (270,150)        $0.67 - $ 5.83
Cancelled . . . . . . . . . . . . . . . . . . . . . . .         (67,350)        $0.67 - $12.83
                                                              ---------
Options outstanding at December 31, 1994  . . . . . . .       2,748,750
Granted . . . . . . . . . . . . . . . . . . . . . . . .         450,225         $0.67 - $17.08
Exercised . . . . . . . . . . . . . . . . . . . . . . .        (194,775)        $0.67 - $ 6.67
Cancelled . . . . . . . . . . . . . . . . . . . . . . .        (110,250)        $0.67 - $12.83
                                                              ---------
Options outstanding at December 31, 1995  . . . . . . .       2,893,950
                                                              =========
Exercisable at December 31, 1995  . . . . . . . . . . .         715,650
                                                              =========

NOTE H - FAIR VALUE OF FINANCIAL INSTRUMENTS
Because of their maturities and/or interest rates, the Company's financial instruments have a fair value approximating their carrying value. These instruments include accounts receivable, revolving credit borrowings, commercial paper, trade and film payables, and miscellaneous notes receivable and payable.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE I - COMMITMENTS AND CONTINGENCIES
At December 31, 1995, the Company had outstanding letters of credit in the amount of $4.5 million. These letters of credit exist to support the Company's insurance programs relating to worker's compensation, automobile and general liability.

NOTE J - LEASES
The Company leases certain real estate and equipment under various operating leases. Most of the leases contain renewal options for varying periods of time. The total rent expense under all operating leases was $10.8 million, $10.4 million and $9.7 million for the years ended December 31, 1995, 1994 and 1993, respectively.

The future minimum rental commitments for all non-cancellable operating leases with terms in excess of one year as of December 31, 1995 are as follows:

             --------------------------------------------------------
             IN THOUSANDS
             --------------------------------------------------------
             1996  . . . . . . . . . . . . . . . . . . .      $ 7,828
             1997  . . . . . . . . . . . . . . . . . . .        5,473
             1998  . . . . . . . . . . . . . . . . . . .        3,726
             1999  . . . . . . . . . . . . . . . . . . .        3,098
             2000  . . . . . . . . . . . . . . . . . . .        2,345
             After 2000  . . . . . . . . . . . . . . . .        8,523
                                                              -------
             Total future minimum rental payments  . . .      $30,993
                                                              =======

NOTE K - GOODWILL WRITE-DOWN
In connection with its review of the carrying amount, including assigned goodwill, of its investments, the Company determined, based on management's estimate of future cash flows from its properties, that goodwill associated with certain of its investments should be written down. This resulted in a charge of $55.5 million in the second quarter of 1993. The write-down was solely related to daily, semi-weekly and weekly newspapers in suburban markets in Boston, Massachusetts ($43.9 million), Dallas, Texas ($8.8 million) and a shopper publication in Tucson, Arizona ($2.8 million). See Note A of Notes to Consolidated Financial Statements.

NOTE L - EXTRAORDINARY LOSS
During 1993, the Company redeemed all of its $200 million principal amount Subordinated Debentures at the redemption percentage of 103.446% plus accrued interest, which resulted in an extraordinary loss of $7.4 million, net of $4.3 million of income tax benefits, from the payment of premiums and the write-off of related unamortized financing costs and original issue discount.

NOTE M - PENDING MERGER
On February 4, 1996, the Company entered into a definitive agreement with DiMark, Inc. providing for the merger of DiMark with a wholly owned subsidiary of the Company in a stock-for-stock transaction to be accounted for as a pooling of interests. DiMark stockholders will receive, in a fixed exchange ratio, .656 of a share of Harte-Hanks common stock for each share of DiMark common stock. DiMark had net sales and net income of $73.4 million and $5.1 million, respectively, for the year ended February 28, 1995. For the nine months ended November 30, 1995, DiMark had net sales of $56.6 million and net income of $3.6 million.


NOTE N - SELECTED QUARTERLY DATA (UNAUDITED)

------------------------------------------------------------------------------------------------------------------
                                                                                  QUARTER ENDED
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                     DECEMBER 31   SEPTEMBER 30     JUNE 30     MARCH 31
------------------------------------------------------------------------------------------------------------------
1995
    Revenues  . . . . . . . . . . . . . . . . . . . .       $138,688       $130,178       $133,808     $130,178
    Operating income  . . . . . . . . . . . . . . . .         21,849         18,766         20,821       12,598
    Net income  . . . . . . . . . . . . . . . . . . .         10,224          8,923(1)       8,728        6,110(2)
    Earnings per common share - primary   . . . . . .            .33            .29(1)         .29          .21(2)
    Earnings per common share - fully diluted   . . .            .33            .29(1)         .28          .20(2)

1994
    Revenues  . . . . . . . . . . . . . . . . . . . .       $143,216       $128,433       $126,866     $115,115
    Operating income  . . . . . . . . . . . . . . . .         20,972         16,843         17,760        8,439
    Net income  . . . . . . . . . . . . . . . . . . .          8,367          6,249          6,939        2,267
    Earnings per common share - primary   . . . . . .            .29            .22            .24          .08
    Earnings per common share - fully diluted   . . .            .28            .21            .23          .08

    (1) Includes a net gain on divestiture of $0.8 million, or 3 cents per share.
    (2) Includes a net gain on divestiture of $2.3 million, or 7 cents per share.

HARTE-HANKS COMMUNICATIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

NOTE O - BUSINESS SEGMENTS
Harte-Hanks Communications, Inc. is a diversified communications company with operations throughout the United States in four principal businesses - direct marketing, shoppers, newspapers and television. Harte-Hanks Direct Marketing is a nationwide business that serves customers primarily in the retail, financial services, insurance and high technology industries. The Company's other businesses operate in local markets and serve the retail, automotive, real estate and other service industries.

--------------------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
IN THOUSANDS                                                   1995             1994              1993
--------------------------------------------------------------------------------------------------------
Operating revenues
    Direct marketing  . . . . . . . . . . . . . . .         $  197,598     $   167,779       $ 129,626
    Shoppers  . . . . . . . . . . . . . . . . . . .            185,045         176,461         174,521
    Newspapers(1)   . . . . . . . . . . . . . . . .            125,077         140,761         131,545
    Television  . . . . . . . . . . . . . . . . . .             25,132          28,629          27,818
                                                            ----------     -----------       ---------
       Total operating revenues   . . . . . . . . .         $  532,852     $   513,630       $ 463,510
                                                            ==========     ===========       =========

Operating income (loss)(2)
    Direct marketing  . . . . . . . . . . . . . . .         $   27,872     $    19,361       $  12,820
    Shoppers(2)   . . . . . . . . . . . . . . . . .             20,020          17,743          12,685
    Newspapers(1),(2)   . . . . . . . . . . . . . .             27,281          26,363         (30,974)
    Television  . . . . . . . . . . . . . . . . . .              7,379           8,946           8,164
    General corporate expense, net  . . . . . . . .             (8,518)         (8,399)         (6,235)
                                                            ----------     -----------       ---------
       Total operating income (loss)  . . . . . . .         $   74,034     $    64,014       $  (3,540)
                                                            ==========     ===========       =========

Identifiable assets
    Direct marketing  . . . . . . . . . . . . . . .         $   98,291     $    84,965       $  66,164
    Shoppers  . . . . . . . . . . . . . . . . . . .            108,743         104,528         107,617
    Newspapers(1)   . . . . . . . . . . . . . . . .            192,607         223,632         224,280
    Television  . . . . . . . . . . . . . . . . . .             66,754          70,333          71,729
    General corporate   . . . . . . . . . . . . . .             11,320          13,440           9,148
                                                            ----------     -----------       ---------
       Total identifiable assets  . . . . . . . . .         $  477,715     $   496,898       $ 478,938
                                                            ==========     ===========       =========

Depreciation
    Direct marketing  . . . . . . . . . . . . . . .         $    4,127     $     2,948       $   2,160
    Shoppers  . . . . . . . . . . . . . . . . . . .              4,410           3,905           3,659
    Newspapers(1)   . . . . . . . . . . . . . . . .              4,010           4,510           4,499
    Television  . . . . . . . . . . . . . . . . . .              1,066           1,041           1,041
    General corporate   . . . . . . . . . . . . . .                 32             104             147
                                                            ----------     -----------       ---------
       Total depreciation   . . . . . . . . . . . .         $   13,645     $    12,508       $  11,506
                                                            ==========     ===========       =========

Goodwill amortization
    Direct marketing  . . . . . . . . . . . . . . .         $      930     $       648       $     537
    Shoppers  . . . . . . . . . . . . . . . . . . .              1,867           1,867           1,920
    Newspapers(1)   . . . . . . . . . . . . . . . .              4,776           5,189           5,990
    Television  . . . . . . . . . . . . . . . . . .              1,748           1,748           1,729
                                                            ----------     -----------       ---------
       Total goodwill amortization  . . . . . . . .         $    9,321     $     9,452       $  10,176
                                                            ==========     ===========       =========

Capital expenditures
    Direct marketing  . . . . . . . . . . . . . . .         $    9,909     $     5,334       $   5,498
    Shoppers  . . . . . . . . . . . . . . . . . . .              2,724           3,316           5,857
    Newspapers(1)   . . . . . . . . . . . . . . . .              3,609           4,409           9,744
    Television.   . . . . . . . . . . . . . . . . .              1,060             883             573
    General corporate   . . . . . . . . . . . . . .                122              43              17
                                                            ----------     -----------       ---------
       Total capital expenditures   . . . . . . . .         $   17,424     $    13,985       $  21,689
                                                            ==========     ===========       =========

(1) In March 1995, the Company sold its suburban Boston newspapers. See Note B of Notes to Consolidated Financial Statements.
(2) Year ended December 31, 1993 includes goodwill write-down of $55.5 million. As a result of this write-down, 1993 newspaper and shopper operating income was reduced by $52.7 million and $2.8 million, respectively.

FIVE-YEAR FINANCIAL SUMMARY

-----------------------------------------------------------------------------------------------------------------------
                                                                       YEAR ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE AMOUNTS                1995         1994         1993(1)         1992         1991
-----------------------------------------------------------------------------------------------------------------------
Income Statement Data
    Revenues  . . . . . . . . . . . . . . . . .    $ 532,852      $513,630      $463,510      $423,296      $416,227
    Operating expenses
       Payroll, production and distribution   .      191,843       373,573       340,550       308,094       308,942
       Selling, general and administrative  . .      244,009        54,083        49,355        44,982        45,203
       Depreciation   . . . . . . . . . . . . .       13,645        12,508        11,506        12,184        12,969
       Goodwill amortization  . . . . . . . . .        9,321         9,452        10,176        10,788        10,785
       Goodwill write-down  . . . . . . . . . .           -              -        55,463             -             -
                                                   ---------      --------      --------      --------      --------
           Total operating expenses . . . . . .      458,818       449,616       467,050       376,048       377,899
                                                   ---------      --------      --------      --------      --------
    Operating income (loss)   . . . . . . . . .       74,034        64,014        (3,540)       47,248        38,328
    Interest expense, net   . . . . . . . . . .       16,429        17,210        30,712        36,493        40,879
    Income (loss) from continuing operations(2)       33,985(3)     23,822       (45,472)        2,336        (7,052)
    Net income (loss)   . . . . . . . . . . . .       33,985(3)     23,822       (52,865)(4)     2,336        (3,938)(5)
    Earnings (loss) from continuing operations
       per common share - fully diluted(2),(6)          1.10(3)        .80         (2.33)          .13          (.38)
    Earnings (loss) per common share e
       fully diluted(6)   . . . . . . . . . . .         1.10(3)        .80         (2.70)(7)       .13          (.21)
    Cash dividends per common share(6)  . . . .          .07             -             -             -             -
    Weighted average common and common equivalent
       shares outstanding - fully diluted   . .       31,197        30,732        19,557        18,321        18,515
Segment Data
    Revenues
       Direct Marketing   . . . . . . . . . . .    $ 197,598      $167,779      $129,626      $107,351      $100,930
       Shoppers   . . . . . . . . . . . . . . .      185,045       176,461       174,521       164,021       164,928
       Newspapers(8)  . . . . . . . . . . . . .      125,077       140,761       131,545       126,222       127,061
       Television   . . . . . . . . . . . . . .       25,132        28,629        27,818        25,702        23,308
                                                   ---------      --------      --------      --------      --------
       Total revenues   . . . . . . . . . . . .    $ 532,852      $513,630      $463,510      $423,296      $416,227
                                                   =========      ========      ========      ========      ========
    Operating income (loss)
       Direct Marketing   . . . . . . . . . . .    $  27,872      $ 19,361      $ 12,820      $ 10,912      $  7,531
       Shoppers   . . . . . . . . . . . . . . .       20,020        17,743        12,685        15,517        16,234
       Newspapers(8)  . . . . . . . . . . . . .       27,281        26,363       (30,974)       20,973        16,664
       Television   . . . . . . . . . . . . . .        7,379         8,946         8,164         6,140         4,419
       General corporate  . . . . . . . . . . .       (8,518)       (8,399)       (6,235)       (6,294)       (6,520)
                                                   ---------      --------      --------      --------      --------
       Total operating income (loss)  . . . . .    $  74,034      $ 64,014      $ (3,540)     $ 47,248      $ 38,328
                                                   =========      ========      ========      ========      ========
Other Data
    Operating Cash Flow(9)  . . . . . . . . . .    $  97,000      $ 85,974      $ 73,605      $ 70,220      $ 62,082
    Capital expenditures  . . . . . . . . . . .       17,424        13,985        21,689         8,140         4,453
Balance Sheet Data (at end of period)
    Property, plant and equipment, net  . . . .    $  87,908      $ 91,278      $ 90,809      $ 78,210      $ 83,114
    Goodwill, net   . . . . . . . . . . . . . .      271,511       290,335       292,944       347,105       356,511
    Total assets  . . . . . . . . . . . . . . .      477,715       496,898       478,938       515,479       526,908
    Total long term debt  . . . . . . . . . . .      220,040       292,858       320,087       218,828 (10)  399,243
    Total stockholders' equity  . . . . . . . .      165,094       107,640        83,864 (11)   41,439        41,356


 (1) Includes goodwill write-down of $55.5 million. Newspaper and shopper operating income was affected by $52.7 million and $2.8 million, respectively. See Notes A and K of Notes to Consolidated Financial Statements.
 (2) Represents income (loss) and income (loss) per common share before extraordinary item and cumulative effect of change in accounting method.
 (3) Includes gains on divestitures of $3.1 million, or 10 cents per share, net of $10.6 million income tax expense.
 (4) Includes extraordinary loss from the early extinguishment of debt of $7.4 million, net of $4.3 million income tax benefit.
 (5)   Includes the cumulativeaccounting foreincomectaxes of $3.1omillion.
 (6) Restated to reflect the three-for-two stock split effected as a stock dividend effective December 15, 1995.
 (7) Excluding the goodwill write-down and extraordinary items, earnings per share on a fully diluted basis were 47 cents per share.
 (8) In March 1995, the Company sold its suburban Boston newspapers. See Note B of Notes to Consolidated Financial Statements.
 (9) Operating cash flow is defined as operating income plus depreciation, goodwill amortization and goodwill write- down. Operating cash flow is not intended to represent cash flow or any other measure of performance in accordance with generally accepted accounting principles.
(10) Long term debt in 1992 excludes $174.7 million of borrowings under the Company's revolving credit commitment and commercial paper borrowings classified as current maturities.
(11) Includes the net proceeds from issuance of 9,375,000 shares of the Company's common stock at $11.00 per share in an initial public offering in November 1993.

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors and Stockholders
Harte-Hanks Communications, Inc.:


We have audited the accompanying consolidated balance sheets of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harte-Hanks Communications, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                        /s/ KPMG PEAT MARWICK LLP

San Antonio, Texas
January 24, 1996
except as to Note M,
which is as of February 4, 1996